Exhibit (a)(5)(iii)

IN THE UNITED STATES DISTRICT COURT

FOR THE DISTRICT OF DELAWARE

STEPHEN CLEMENT, Plaintiff, v. REPROS THERAPEUTICS INC., DANIEL F. CAIN, LARRY DILLAHA, PATRICK FOURTEAU, NOLA E. MASTERSON, SAIRA RAMASASTRY, and MICHAEL G. WYLLIE, Defendants.	) ) ) ) ) ) ) ) ) ) ) ) )	CASE NO.____________ COMPLAINT FOR VIOLATION OF FEDERAL SECURITIES LAWS

Plaintiff Stephen Clement ("Plaintiff"), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1.       Plaintiff, a stockholder of Repros Therapeutics, Inc. ("Repros" or the "Company") brings this action against the members of Repros' Board of Directors (the "Board" or the "Individual Defendants") for their violations of Section 14(d)(4), and Rule 14D-9 promulgated thereunder by the U.S. Securities and Exchange Commission (the "SEC"), and 20(a), arising out of their attempt to sell the Company to Allergan plc ("Allergan").

2.       On December 11, 2017, the Board caused the Company to enter into a definitive agreement and plan of merger (the "Merger Agreement"), by which Allergan will acquire all of the outstanding shares of the Company's common stock in an all-cash tender offer for stockholder consideration of $0.67 per share through Allergan's subsidiaries Allergan Sales, LLC ("Parent") and Celestial Merger Sub, Inc. ("Purchaser") (the "Proposed Transaction").

3.       The Proposed Transaction implies a total equity value for the Company of approximately $30 million when the repurchase of warrants is taken into account.

4.       On December 29, 2017, Purchaser filed a Schedule TO-T with the SEC and commenced the Tender Offer, set to expire at the end of the day on January 29, 2018. The same day, the Company filed a Schedule 14D-9 Solicitation/Recommendation Statement (the "Recommendation Statement") with the SEC. The Recommendation Statement is materially deficient and misleading because, inter alia, it fails to disclose material information regarding the financial projections for the Company provided to the Board and its financial advisor, Stifel, Nicolaus & Company, Inc. ("Stifel"), and the required GAAP reconciliation of the non-GAAP financial measures contained in the Company's projections, material information pertaining to the financial analysis underlying Stifel's fairness opinion, and the background of the Proposed Transaction.

5.       Without additional information the Recommendation Statement is materially misleading in violation of federal securities laws.

6.       By unanimously approving the Proposed Transaction and authorizing the issuance of the Recommendation Statement, the Individual Defendants participated in the solicitation even though they knew, or should have known, that the Recommendation Statement was materially false and/or misleading. The Recommendation Statement is an essential link in accomplishing, and receiving stockholder approval for, the Proposed Transaction.

7.       For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin Defendants (collectively identified below) from conducting the stockholder vote on the Proposed Transaction unless and until the material information discussed below is disclosed to the holders of Repros common stock or, in the event the Proposed Transaction is consummated, to recover damages resulting from the Defendants' violations of the Exchange Act.

JURISDICTION AND VENUE

8.       This Court has subject matter jurisdiction under 28 U.S.C. § 1331–32, pursuant to 15 U.S.C. § 78aa (federal question jurisdiction), as Plaintiff alleges violations of Sections 14(d)(4), and 20(a) of the Exchange Act and Rule 14d-9 promulgated thereunder.

9.       The Court has personal jurisdiction over each of the Defendants because each either is a corporation that is incorporated under the laws of, conducts business in and maintains operations in this District or is an individual who either is present in this District for jurisdictional purposes or has sufficient minimum contacts with this District as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

10.       Venue is proper in this District pursuant to 28 U.S.C. § 1391 because: (a) one or more of the Defendants either resides in or maintains executive offices here; (b) a substantial portion of the transactions and wrongs complained of herein occurred here; and (c) Defendants have received substantial compensation and other transfers of money here by doing business here and engaging in activities having an effect here.

PARTIES AND RELEVANT NON-PARTIES

11.       Plaintiff is, and has been at all relevant times, the owner of Repros common stock.

12.       Defendant Repros is incorporated in Delaware and maintains its principal executive offices at 2408 Timberloch Place, B-7, The Woodlands, Texas, 77380. The Company's common stock trades on the NASDAQ under the ticker symbol "RPRX."

13.       Defendant Daniel F. Cain has served as a director of the Company since 2004.

14.       Defendant Larry Dillaha has served as interim President and Chief Executive Officer since February 2017.

15.       Defendant Patrick Fourteau has served as a director and Chairman of the Company since May 2016.

16.       Defendant Nola E. Masterson has served as a director of the Company since 2004.

17.       Defendant Saira Ramasastry has served as a director of the Company since March 2013.

18.       Defendant Michael G. Wyllie has served as a director of the Company since October 2011.

19.       Defendants referenced in ¶¶ 13 through 18 are collectively referred to as Individual Defendants and/or the Board.

FURTHER SUBSTANTIVE ALLEGATIONS

20.       On December 12, 2017, the Company issued a press release announcing the Proposed Transaction. The Press Release read in relevant part:

THE WOODLANDS, Texas, Dec. 12, 2017 (GLOBE NEWSWIRE) -- Repros Therapeutics Inc. (NASDAQ:RPRX) ("Repros" or the "Company") today announced that it has entered into a definitive agreement under which Allergan plc ("Allergan"), through a subsidiary, will acquire Repros for a cash payment of $0.67 per share. The Company's Board of Directors has unanimously approved the transaction.

Under the terms of the merger agreement, a subsidiary of Allergan will commence a cash tender offer to purchase all of the outstanding shares of Repros common stock for $0.67 per share. The closing of the tender offer is subject to customary closing conditions, including the tender of a majority of the outstanding shares of Repros common stock. The merger agreement contemplates that Allergan, through its subsidiary, will acquire any shares of Repros that are not tendered into the offer through a second-step merger, which will be completed as soon as practicable following the closing of the tender offer. Pending approvals, Repros anticipates the transaction will close during the first quarter of 2018.

The Recommendation Statement Misleads Repros Stockholders by Omitting Material Information

21.       On December 29, 2017, the Company filed the materially misleading and incomplete Recommendation Statement with the SEC. Designed to convince stockholders to vote in favor of the Proposed Transaction, the Recommendation Statement is rendered misleading by the omission of critical information concerning the Company's expected future value as a public entity as evidenced by the Company's financial projections, Stifel's financial analysis presented to the Board, and the process undertaken by the Company leading up to entry into the Merger Agreement.

Material Omissions Concerning the Company's Financial Projections

22.       The Recommendation Statement omits any projections of the Company's cash flows relied upon by Stifel in its Sum-of-the-Parts Discounted Cash Flow Analysis. As noted in the summary of Stifel's financial analysis, Stifel discounted "each set of projected cash flows" to present values.

23.       But the projections disclosed in the Recommendation Statement only include US Patent Litigation Revenue, EU Patent Litigation Revenue, Enclomiphene Revenue, Total Revenue, Unallocated G&A, and Operating Income. The Recommendation Statement omits any projections of EBITDA, Adjusted EBITDA, unlevered free cash flow, or any other metric for the Company's cash flows potentially used by Stifel.

24.       These projections were provided to Stifel and the Board, and used by Stifel for the purpose of creating a fairness opinion that could then be used in soliciting stockholder approval of the Proposed Transaction. Because these analyses were presented to the Repros stockholders as evidence of the fairness of the Proposed Transaction, the omission of the financial projections materially misleads those same stockholders as to the accuracy and value of the analyses.

25.       Moreover, Repros stockholders are currently faced with the decision of whether the price offered by Allergan is sufficient to tender their shares. Without unlevered free cash flow projections, the EBITDA, and Adjusted EBITDA projections the Repros stockholders cannot possibly assess the adequacy of the price offered by Allergan

Material Omissions Concerning Stifel’s Financial Analysis

26.       In connection with Stifel’s Premiums Paid Analysis, the Recommendation Statement fails to disclose the individual multiples for each company that were utilized in the analysis, or any summary values of the multiples such as low, high, median, or mean. Without such information, Repros stockholders are unable to determine how the multiples used in determining Repros’ value compare to the other companies. As a result, stockholders are unable to assess whether Stifel utilized unreasonably low multiples thereby rendering the implied share price ranges set forth in the analyses misleading.

27.       With respect to Sifel’s Sum-of-the-Parts Discounted Cash Flow Analysis, the Recommendation Statement fails to disclosed: (i) the assumptions underlying the discount rate range of 14.0% to 16.0%; and (ii) when and why the cash flows would end so that a terminal value was rendered obsolete.

Material Omissions Concerning the Process

28.       The Recommendation Statement fails to disclose whether the nondisclosure agreements Repros entered into with Parties C, D, and E are still in effect and/or contain don’t- ask-don’t-waive standstill provisions that are presently precluding these parties from making a topping bid for the Company.

29.       The terms of these nondisclosure agreements are particularly important where the terms Repros sought actually drove off a potential strategic partner in Party C. As recited in the Recommendation Statement, Party C withdrew from the process when Repros sought to add additional terms to the previously agreed-upon nondisclosure agreement

30.       The omission of the terms of the nondisclosure agreement, including the presence of a standstill provision, is material and crucial to informing Repros stockholders of the restrictive devices potentially foreclose a topping bid for the Company.

31.       Defendants failure to provide Repros stockholders with the foregoing material information constitutes a violation of Sections 14(d)(4) and 20(a) of the Exchange Act, and Rule 14d-9 promulgated thereunder. The Individual Defendants were aware of their duty to disclose this information. The material information described above that was omitted from the Recommendation Statement takes on actual significance in the minds of Repros stockholders in reaching their decision whether to vote in favor of the Proposed Transaction. Absent disclosure of this material information prior to the vote on the Proposed Transaction, Plaintiff and the other members of the Class will be unable to make an informed decision about whether to vote in favor of the Proposed Transaction and are thus threatened with irreparable harm for which damages are not an adequate remedy

32.       Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Claims Against All Defendants for Violations of § 14(d)(4) of the

Securities Exchange Act of 1934 and SEC Rule 14d-9 (17 C.F.R. § 240.14d-9)

33.       Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

34.       Defendants have caused the Recommendation Statement to be issued with the intention of soliciting stockholder support of the Proposed Transaction.

35.       Section 14(d)(4) of the Exchange Act and SEC Rule 14d-9 promulgated thereunder require full and complete disclosure in connection with tender offers.

36.       The Recommendation Statement violates § 14(d)(4) and Rule 14d-9 because it omits material facts, including those set forth above, which render the Recommendation Statement false and/or misleading.

37.       Defendants knowingly or with deliberate recklessness omitted the material information identified above from the Recommendation Statement, causing certain statements therein to be materially incomplete and therefore misleading. Indeed, while defendants undoubtedly had access to and/or reviewed the omitted material information in connection with approving the Proposed Transaction, they allowed it to be omitted from the Recommendation Statement, rendering certain portions of the Recommendation Statement materially incomplete and therefore misleading.

38.       The misrepresentations and omissions in the Recommendation Statement are material to Plaintiff, and Plaintiff will be deprived of their entitlement to make a fully informed decision if such misrepresentations and omissions are not corrected prior to the expiration of the tender offer.

39.       The omissions and incomplete and misleading statements in the Recommendation Statement are material in that a reasonable stockholder would consider them important in deciding whether to tender their shares or seek appraisal. In addition, a reasonable investor would view the information identified above which has been omitted from the Recommendation Statement as altering the “total mix” of information made available to stockholders.

COUNT II

Against the Individual Defendants for

Violations of § 20(a) of the 1934 Act

40.       Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

41.       The Individual Defendants acted as controlling persons of Repros within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of Repros and participation in and/or awareness of the Company's operations and/or intimate knowledge of the false statements contained in the Recommendation Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

42.       Each of the Individual Defendants was provided with or had unlimited access to copies of the Recommendation Statement alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

43.       In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Recommendation Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Recommendation Statement.

44.       By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

45.       As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(d) of the 1934 Act and Rule 14d-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants' conduct, Plaintiff is threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A)       declaring that the Recommendation Statement is materially false or misleading;

(B)       enjoining, preliminarily and permanently, the Proposed Transaction;

(C)       in the event that the transaction is consummated before the entry of this Court's final judgment, rescinding it or awarding Plaintiff rescissory damages;

(D)       directing that Defendants account to Plaintiff and the Repros stockholders for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties.

(E)       awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff's attorneys and experts; and

(F)       granting Plaintiff such further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

Dated: January 3, 2018

LEVI & KORSINSKY LLP

Donald J. Enright (to be admitted pro hac vice)

Elizabeth K. Tripodi (to be admitted pro hac vice)

1101 30th Street, N.W., Suite 115

Washington, DC 20007

Tel: (202) 524-4290

Fax: (202) 337-1567

Email: denright@zlk.com

Email: etripodi@zlk.com

Attorneys for Plaintiff

Respectfully submitted,

FARUQI & FARUQI, LLP

By: /s/ Michael Van Gorder

Michael Van Gorder (#6214)

20 Montchanin Road, Suite 145

Wilmington, DE 19807

Tel.: (302) 482-3182

Email: mvangorder@faruqilaw.com

Attorneys for Plaintiff